FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

January, 2012

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

ENDESA CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED DECEMBER 31, 2011

Highlights for the Period

Summary

➢  Revenues for 2011 decreased by 1.3% when compared to 2010 and reached Ch$ 2,404,490 million, as a result of a lower average energy sales price.

➢  Procurement and service costs increased by 2.2% to Ch$ 1,217,260 million due to higher fuel costs of Ch$ 72,364 million and higher energy purchase costs of Ch$ 25,818 million.

➢  Physical energy sales rose by 2.4% in 2011, reaching 58,012 GWh sold, mainly explained by increases in Peru, Colombia and Chile.

➢  EBITDA totaled Ch$ 973,890 million, 9.0% lower than 2010, mainly explained by higher energy purchases in Chile, the effect of the equity tax reform in Colombia, and higher fuel costs in Argentina.

➢  Net financial expense amounted to Ch$ 121,295 million, mainly explained by foreign exchange rate variations, which amounted to a loss of Ch$ 6,467 million in 2011, compared to a gain of Ch$ 15,619 million as of 2010.

➢  Related company results increased by 34.2% in 2011 and reached Ch$ 123,033 million, mainly due to better results in both Endesa Brasil and GNL Quintero.

➢  Earnings attributable to Endesa Chile shareholders amounted to Ch$ 446,874 million, 16.2% lower than 2010.

Performance by country

➢  In Chile, EBITDA fell by Ch$ 108,489 million, mainly due to:

•          Lower energy sales by Ch$ 72,260 million mainly due to lower average energy sales price.

•          Increased energy purchases costs of Ch$ 66,320 million and higher fuel costs of Ch$ 32,089 million, partly offset by lower transportation costs of Ch$ 46,133 million.

➢  In Argentina, EBITDA declined by Ch$ 13,631 million due to:

•          Higher fuel costs of Ch$ 40,196 million and higher transportation costs of $ 4,529 million, primarily related to greater thermal generation, also coupled with increased energy purchases costs of Ch$ 4,444 million.

•          Increased payroll expenses of Ch$ 4,522 million.

•          These factors were partly offset by higher energy sales of Ch$ 44,256 million due to an increase of 12.8% in the average energy sales prices.

➢  In Colombia, EBITDA decreased by Ch$ 7,294 million, mainly due to:

•          Increase in other fixed operating costs of Ch$ 40,844 million, due to the one-time effect of the equity tax reform in Colombia which implied booking on January 1, 2011 the entire amount of this tax payable in the four‑year period 2011-2014.

•          Lower energy sales of Ch$ 10,742 million due to a reduction of 4.0% in the average energy sales price.

•          These factors were partly offset by lower energy purchases costs of Ch$ 43,256 million, and reduced fuel costs of Ch$ 3,834 million, reflecting lower thermal generation in 2011.

➢  In Peru, EBITDA rose by Ch$ 32,866 million due to:

•          Increased energy sales of Ch$ 31,049 million mainly explained by both 9.9% growth in physical sales and 4.9% increase in the average energy sales price.

•          Lower payroll expenses of Ch$ 8,819 million.

•          Partially offset by higher fuel costs of Ch$ 3,913 million and higher transportation costs of Ch$ 3,615 million, mainly related to higher Edegel’s thermal generation in year 2011.

FINANCIAL SUMMARY

➢  Consolidated debt amounted to US$ 3,769 million as of December 31, 2011, 0.15% lower than as of the end of 2010.

➢  Average interest rate increased from 7.7% to 8.9% reflecting the increase of interest rates in international markets. In addition, there was a significant inflationary effect on rates, as Endesa Chile has inflation‑indexed local bonds denominated in UF.

➢  The financial expenses coverage ratio decreased from 8.3 to 6.5 times.

➢  Liquidity, a key factor for our financial management, continues to show a solid position on a consolidated basis, as shown below:

•          Committed credit lines: US$ 487 million available in the local and international markets.

•          Uncommitted credit lines: US$ 1,161 million available in the capital markets in which we operate.

•          Cash and cash equivalents: US$ 811 million.

➢  Coverage and protection:

Endesa Chile has continued to maintain a strict control over its liquidity, both at the parent and subsidiary levels, through the use of hedging instruments to protect the cash flows from risks arising from fluctuations in exchange and interest rates. The following is a detail of the derivative instruments used as of December 31, 2011:

•          Interest-rate swaps from variable to fixed rates for US$ 273 million.

•          Cross-currency swaps for US$ 404 million (UF/US$ partial coverage for Chilean bonds) and forwards for US$ 106 million, in order to reduce exchange rate risk.

These instruments are constantly evaluated and adjusted according to relevant macroeconomic variables, in order to obtain more efficient protection levels.

Market Summary

➢  The Chilean Stock Exchange’s index for the most important 40 shares, “IPSA”, has shown a decrease of 15.2% in the last 12 months, which has been consistent with the global economic scenario and the principal stock exchanges worldwide performance:  Bovespa: -18.1%; Colcap: -13.8%; Merval: -30.1%; IBEX: -13.1%; UKX: -5.6%; FTSE 250: -12.6%; and S&P 500: 0.0% (all yields measured in local currencies).

➢  Endesa Chile’s share price decreased by 12.6% during 2011. The price declined from Ch$876.7 on January 1, 2011, to Ch$766.1 on December 31, 2011. This low performance is explained mainly by the negative global economic scenario and also by the drought that affected Chile in 2011.

➢  During the last 12 months, Endesa Chile’s ADS value decreased by 21.1%. The price fell from US$56.2 on January 1, 2011, to US$44.4 on December 31, 2011, also affected by the Chilean Peso devaluation against the US dollar during 2011.

➢  During the last twelve months, Endesa Chile continued to be among the most actively traded companies in the local stock market (Santiago Stock Exchange and Chilean Electronic Exchange), with a daily average trading volume of US$ 9.8 million.

 Source: Bloomberg

Risk Rating Classification Information

➢  Endesa Chile’s current ratings are supported by our well diversified asset portfolio, strong credit metrics, adequate debt structure and solid liquidity. Endesa Chile’s geographic diversification in Latin America provides us a natural hedge against different regulations and weather conditions. Our operating subsidiaries have leading market positions in the countries where we operate.

➢  On April 25, 2011, Moody's upgraded the senior unsecured rating of Endesa Chile from “Baa3” to “Baa2 with stable outlook”.

➢  On July 15, 2011, Feller Rate confirmed the “AA” local rating of Endesa Chile’s bonds, shares and commercial papers program. Rating perspectives continue to be “Stable”.

➢  More recently, Standard & Poors (November 30, 2011) and Fitch Ratings (January 5, 2012) affirmed the international credit risk rating for Endesa Chile of “BBB+ Outlook stable”.

➢  The current international risk ratings are:

Endesa Chile	S&P	Moody’s	Fitch
Corporate	BBB+ / Stable	Baa2 / Stable	BBB+ / Stable

➢  The domestic ratings (for securities issued in Chile) are:

Endesa Chile	Feller Rate	Fitch
Shares	1st Class Level 1	1st Class Level 1
Bonds	AA / Stable	AA / Stable

TABLE OF CONTENTS

TABLE OF CONTENTS	5

GENERAL INFORMATION	6

SIMPLIFIED ORGANIZATIONAL STRUCTURE	6

CONSOLIDATED INCOME STATEMENT ANALYSIS	7

NET INCOME	7
OPERATING INCOME	8
NET FINANCIAL RESULT	8
OTHER RESULTS AND TAXES	8

CONSOLIDATED BALANCE SHEET ANALYSIS	9

ASSETS	9
LIABILITIES AND SHAREHOLDER’S EQUITY	10
DEBT MATURITY WITH THIRD PARTIES	11
EVOLUTION OF KEY FINANCIAL RATIOS	12

CONSOLIDATED STATEMENTS OF CASH FLOWS ANALYSIS	13

CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENDESA CHILE	14
CAPEX AND DEPRECIATION	14

ARGENTINA	15

CHILE	17

COLOMBIA	19

PERU	21

BRAZIL (NON-CONSOLIDATED COMPANIES)	22

MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENDESA	26

SUSTAINABILITY AND THE ENVIRONMENT	30

BOOK VALUE AND ECONOMIC VALUE OF ASSETS	31

OPERATING INCOME BY SUBSIDIARY	32

MAIN PHYSICAL FIGURES OF CHILEAN COMPANIES	33

MAIN PHYSICAL FIGURES OF CONSOLIDATED COMPANIES	34

MAIN PHYSICAL FIGURES OF NON-CONSOLIDATED BRAZILIAN	34

MARKET INFORMATION	35

CONFERENCE CALL INVITATION	38

General Information

(Santiago, Chile, Tuesday 31, January 2012) – Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the years ended December 31, 2011 and 2010. All figures are in Chilean pesos (Ch$) and in accordance with International Financial Reporting Standards (IFRS). Variations refer to the period between December 31, 2010 and December 31, 2011.

Figures as of December 31, 2011 are additionally translated into US dollars, merely as a convenience translation, using the exchange rate of US$1 = Ch$ 519.20 as of December 31, 2011 for the Balance Sheet, and the average exchange rate for the period of US$1 = Ch$ 483.57 for the Income Statement, Cash Flow Statements, Capex and Depreciation values.

Endesa Chile’s consolidated financial statements for such period include all of its Chilean subsidiaries (*), as well as its jointly-controlled companies or affiliates (GasAtacama, HidroAysén and Transquillota), Argentine subsidiaries (Hidroeléctrica El Chocón S.A. and Endesa Costanera S.A.), its Colombian subsidiary (Emgesa S.A. E.S.P.) and its Peruvian subsidiary (Edegel S.A.A.).

In the following pages you will find a detailed analysis of financial statements, and a brief explanation for most important variations and comments on main items in the P&L and Cash Flow Statements compared to the information as of December 31, 2010.

*    Endesa Chile’s subsidiaries in Chile are Endesa Eco, Celta, Pangue, Pehuenche, San Isidro, Ingendesa, Enigesa and Túnel El Melón.

Simplified Organizational Structure

Consolidated Income Statement Analysis

Net Income

Net Income attributable to Endesa Chile’s shareholders as of December 2011 was Ch$ 446,874 million, representing a 16.2% decrease over year 2010, which was Ch$ 533,556 million.

Table 1

CONSOLIDATED INCOME STATEMENT	(Million Ch$)				(Thousand US$)
	2010	2011	Var 2010-2011	Chg %	2011
Sales	2,397,945	2,387,451	(10,493)	(0.4%)	4,937,137
Energy sales	2,341,244	2,333,548	(7,697)	(0.3%)	4,825,667
Other sales	21,964	10,642	(11,322)	(51.5%)	22,008
Other services	34,736	43,261	8,525	24.5%	89,461
Other operating income	37,438	17,039	(20,399)	(54.5%)	35,236
Revenues	2,435,382	2,404,490	(30,892)	(1.3%)	4,972,373

Energy purchases	(236,937)	(262,755)	(25,818)	(10.9%)	(543,365)
Fuel consumption	(634,777)	(707,141)	(72,364)	(11.4%)	(1,462,334)
Transportation expenses	(228,036)	(194,069)	33,967	14.9%	(401,325)
Other variable costs	(91,577)	(53,295)	38,282	41.8%	(110,212)
Procurements and Services	(1,191,328)	(1,217,260)	(25,932)	(2.2%)	(2,517,237)

Contribution Margin	1,244,055	1,187,230	(56,825)	(4.6%)	2,455,136

Other work performed by entity and capitalized	10,127	10,598	471	4.7%	21,916
Employee benefits expense	(80,066)	(80,389)	(323)	(0.4%)	(166,242)
Other fixed operating expenses	(103,677)	(143,548)	(39,871)	(38.5%)	(296,851)
Gross Operating Income (EBITDA)	1,070,438	973,890	(96,547)	(9.0%)	2,013,960
Depreciation and amortization	(179,008)	(176,447)	2,561	1.4%	(364,884)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(706)	(9,473)	(8,767)	(1241.5%)	(19,589)
Operating Income	890,724	787,971	(102,753)	(11.5%)	1,629,486

Net Financial Income	(119,717)	(121,295)	(1,579)	(1.3%)	(250,833)
Financial income	10,083	28,039	17,956	178.1%	57,984
Financial costs	(142,256)	(137,535)	4,721	3.3%	(284,417)
Gain (Loss) for indexed assets and liabilities	(3,163)	(5,333)	(2,170)	(68.6%)	(11,028)
Foreign currency exchange differences, net	15,619	(6,467)	(22,086)	(141.4%)	(13,373)
Gains	33,104	21,212	(11,891)	(35.9%)	43,866
Losses	(17,485)	(27,679)	(10,194)	(58.3%)	(57,239)
Share of profit (loss) of associates (equity method)	91,674	123,033	31,360	34.2%	254,427
Net Income From Other Investments	273	1,038	765	280.7%	2,147
Net Income From Sale of Assets	1,621	973	(649)	(40.0%)	2,011

Net Income Before Taxes	864,575	791,719	(72,856)	(8.4%)	1,637,238
Income Tax	(179,964)	(210,565)	(30,600)	(17.0%)	(435,437)
NET INCOME ATTRIBUTABLE TO:	684,611	581,155	(103,456)	(15.1%)	1,201,801
Owners of parent	533,556	446,874	(86,682)	(16.2%)	924,114
Non-controlling interest	151,055	134,281	(16,774)	(11.1%)	277,686

Earning per share (Ch$ /share and US$ / ADR)	65.1	54.5	(10.6)	(16.2%)	3.4

Operating Income

Operating Income reached Ch$ 787,971 million as of December 2011, 11.5% lower than Ch$ 890,724 million reported in 2010. This decrease was mainly explained by higher Other Fixed Operating Expenses, which reflects the negative impact of the one-time effect of the reform on the Equity Tax imposed by the Colombian government, accounting on January 1, 2011 the total amount to be paid in the period 2011-2014, coupled also with higher fuel costs and energy purchases, mainly in Argentina and Chile.

EBITDA, or gross operating income, amounted to Ch$ 973,890 million, representing a 9.0% decrease compared to year 2010. This figure does not include the contribution of Endesa Brasil of Ch$ 115,355 million, which is accounted under equity method.

Operating revenues and costs, detailed by business are:

Table 2

	Chile				Argentina				Colombia
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	2010	2011		2011	2010	2011		2011	2010	2011		2011
Operating Revenues	1,365,105	1,276,694	(6.5%)	2,640,144	352,358	390,136	10.7%	806,782	507,516	498,544	(1.8%)	1,030,965
% of consolidated	56.1%	53.1%		53.1%	14.5%	16.2%		16.2%	20.8%	20.7%		20.7%
Operating Costs	(848,455)	(871,459)	(2.7%)	(1,802,137)	(309,956)	(359,982)	(16.1%)	(744,425)	(245,978)	(244,998)	0.4%	(506,645)
% of consolidated	54.9%	53.9%		53.9%	20.1%	22.3%		22.3%	15.9%	15.2%		15.2%

Operating Income	516,650	405,235	(21.6%)	838,007	42,402	30,154	(28.9%)	62,357	261,537	253,546	(3.1%)	524,320

	Peru				Consolidated
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	2010	2011		2011	2010	2011		2011
Operating Revenues	211,261	239,841	13.5%	495,981	2,435,382	2,404,490	(1.3%)	4,972,373
% of consolidated	8.7%	10.0%		10.0%	100.0%	100.0%
Operating Costs	(141,127)	(135,357)	4.1%	(279,911)	(1,544,659)	(1,616,520)	(4.7%)	(3,342,886)
% of consolidated	9.1%	8.4%		8.4%	100.0%	100.0%

Operating Income	70,134	104,485	49.0%	216,069	890,724	787,971	(11.5%)	1,629,486

Net Financial Result

The company’s net financial expense amounted Ch$ 121,295 million, 1.3% higher than Ch$ 119,717 million reported as of December 2010. Main variations explaining this result were an exchange difference loss increased by Ch$ 22,086 million, partly offset by lower interest expenses of Ch$ 4,721 million and a higher interest income of Ch$ 17,956 million.

Other Results and Taxes

Related companies results amounted to Ch$ 123,033 million as of December 2011, growing by 34.2% compared to 2010. This result mainly reflects the proportional participation in the results of the associate company Endesa Brasil, whose contribution totaled Ch$ 115,355 million.

Income taxes in 2011 rose by 17.0%, equivalent to Ch$ 30,600 million, when compared to 2010.

Consolidated Balance Sheet Analysis

Assets

Table 3

ASSETS	(Million Ch$)				(Thousand US$)
	As of Dec 31, 2010	As of Dic 31, 2011	Var 2010-2011	Chg %	As of Dic 31, 2011

CURRENT ASSETS
Cash and cash equivalents	333,270	421,282	88,012	26.4%	811,407
Other current financial assets	72	914	842	1166.2%	1,761
Other current non-financial assets	6,626	17,192	10,566	159.5%	33,112
Trade and other current receivables	250,679	296,147	45,468	18.1%	570,390
Accounts receivable from related companies	79,032	83,101	4,069	5.1%	160,056
Inventories	42,140	55,904	13,765	32.7%	107,674
Current tax assets	81,208	85,515	4,307	5.3%	164,705
Total Current Assets	793,027	960,055	167,029	21.1%	1,849,105

NON-CURRENT ASSETS
Other non-current financial assets	28,296	13,599	(14,697)	(51.9%)	26,192
Other non-current non-financial assets	10,885	1,463	(9,421)	(86.6%)	2,819
Trade accounts receivables and other receivables, net	126,461	151,609	25,148	19.9%	292,005
Investment accounted for using equity method	581,743	582,199	456	0.1%	1,121,338
Intangible assets other than goodwill	44,355	45,680	1,325	3.0%	87,981
Goodwill	100,085	106,399	6,314	6.3%	204,929
Property, plant and equipment, net	4,253,907	4,603,903	349,996	8.2%	8,867,301
Deferred tax assets	96,114	97,107	993	1.0%	187,031
Total Non-Current Assets	5,241,845	5,601,958	360,113	6.9%	10,789,595

TOTAL ASSETS	6,034,872	6,562,013	527,141	8.7%	12,638,700

Company’s Total Assets increased by Ch$ 527,141 million as of December, 2011, compared to December 2010, mainly due to:

➢  Current assets rose by Ch$ 167,029 million, equivalent to a 21.1% increase mostly due to:

❖  Increase in cash and cash equivalents of Ch$ 88,012 million, mainly due to higher investments in repos and certificates of deposit of Ch$ 17,374 million, coupled with higher balances in bank accounts of foreign subsidiaries of Ch$ 70,506 million.

❖  Increase in related companies account receivables and trade receivables by Ch$ 49,537 million.

❖  Higher inventories balance of Ch$ 13,765 million.

➢  Non-current assets grew by Ch$ 360,113 million, equivalent to a 6.9% increase, mainly explained by:

❖  Increase in non-current receivables of Ch$ 25,148 million, mainly due to Foninvemen, partially offset by a decrease in other financial assets of Ch$ 14,697 million resulting from Endesa Chile’s derivatives.

❖  An increase in property, plant and equipment of Ch$ 349,996 million, mainly owing to additions during the period of Ch$ 296,299 million and conversion effects of Ch$ 226,139 million, partly offset by Ch$ 172,952 million in depreciation.

Liabilities and Shareholder’s Equity

Table 4

LIABILITIES AND SHAREHOLDERS' EQUITY	(Million Ch$)				(Thousand US$)
	As of Dec 31, 2010	As of Dic 31, 2011	Var 2010-2011	Chg %	As of Dic 31, 2011

CURRENT LIABILITIES
Other current financial liabilities	252,709	305,558	52,849	20.9%	588,516
Trade and other current payables	377,478	357,781	(19,696)	(5.2%)	689,101
Accounts payable to related companies	223,039	135,386	(87,652)	(39.3%)	260,760
Other short-term provisions	44,557	36,861	(7,696)	(17.3%)	70,996
Current tax liabilities	52,742	92,176	39,433	74.8%	177,534
Current provisions for employee benefits	2,703	-	(2,703)	(100.0%)	-
Other current non-financial liabilities	7,762	9,467	1,705	22.0%	18,234
Total Current Liabilities	960,990	937,229	(23,760)	(2.5%)	1,805,141

NON-CURRENT LIABILITIES
Other non-current financial liabilities	1,538,650	1,728,094	189,444	12.3%	3,328,378
Non-current payables	3,738	-	(3,738)	(100.0%)	-
Other-long term provisions	20,919	12,302	(8,617)	(41.2%)	23,693
Deferred tax liabilities	347,010	338,889	(8,121)	(2.3%)	652,714
Non-current provisions for employee benefits	28,653	36,569	7,916	27.6%	70,434
Other non-current non-financial liabilities	30,085	67,790	37,706	125.3%	130,567
Total Non-Current Liabilities	1,969,055	2,183,644	214,589	10.9%	4,205,786

SHAREHOLDERS' EQUITY
Issued capital	1,331,714	1,331,714	-	0.0%	2,564,935
Retained earnings (losses)	1,442,314	1,636,788	194,473	13.5%	3,152,518
Share premium	206,009	206,009	-	0.0%	396,781
Other equity changes	-	-	-		-
Reserves	(603,550)	(615,972)	(12,422)	(2.1%)	(1,186,387)
			-
Equity Attributable to Shareholders of the Company	2,376,487	2,558,538	182,051	7.7%	4,927,847
Equity Attributable to Minority Interest	728,340	882,602	154,261	21.2%	1,699,926
Total Shareholders' Equity	3,104,827	3,441,140	336,312	10.8%	6,627,773

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	6,034,872	6,562,013	527,141	8.7%	12,638,700

Company’s Total Liabilities showed a rise of Ch$ 527,141 million compared to December 2010, mainly as a consequence of:

➢  Non-current liabilities increased by Ch$ 214,589 million, equivalent to 10.9%, primarily explained by:

❖  Increase in other non-current financial liabilities of Ch$ 189,444 million, mainly in Emgesa due to the issuance of an unsecured bond in the international capital markets for Ch$ 221,800 million, offset by Ch$ 74,202 million transfer of long term bank debt to short term, and an increase in Endesa Chile’s US dollar denominated loans of Ch$ 38,476 million related to the positive exchange rate variation.

❖  Rise in other non-current non-financial liabilities of Ch$ 37,706 million, mainly in Emgesa due to the recognition of future payments of equity tax.

➢  Current liabilities declined by Ch$ 23,760 million, equivalent to 2.5%, mostly owing to:

❖  Decrease in commercial and other accounts payable by Ch$ 19,696 million, mainly due to lower fuel and energy account obligations of Ch$ 119,624 million, reduced dividends payable of Ch$ 9,350 million, offset by an increase in accounts payable to third parties of Ch$ 110,453 million related to investments in energy plant projects.

❖  Decrease in accounts payable to related companies of Ch$ 87,652 million, mainly due to lower accounts payable to Codensa of Ch$ 75,943 million and to Enersis of Ch$ 15,114 million.

❖  Increase in other current financial liabilities of Ch$ 52,849 million, mainly due to interest accrued and higher loans in subsidiaries of Ch$17,035 million, and the transfer of long term debt to short term of Ch$118,461 million, partially offset by loan repayments of Ch$ 88,524 million.

➢  Equity increased by Ch$ 336,312 million compared to December 2010. The controllers’ equity grew by Ch$ 182,051 million which is mainly explained by the result for the period of Ch$ 446,874 million and a rise of conversion reserve of Ch$ 73,814 million. This was offset by the provision of both minimum and definitive dividends of Ch$ 240,773 million and the negative hedging reserve of Ch$ 86,590 million.

➢  Minority interest increased by Ch$ 154,261 million due to the net translation effects and the minorities’ result.

Debt Maturity with Third Parties

Table 5
(Thousand US$)	2012	2013	2014	2015	2016	2017	Balance	TOTAL
Chile	104,335.6	418,731.9	185,492.7	218,337.0	14,407.3	11,680.3	1,042,295.7	1,995,280.6
Endesa Chile (*)	104,335.6	418,731.9	185,492.7	218,337.0	14,407.3	11,680.3	1,042,295.7	1,995,280.6
Argentina	128,729.9	63,447.0	53,035.8	35,065.6	17,077.1	-	-	297,355.4
Costanera	98,247.6	34,996.2	27,958.6	27,341.9	17,077.1	-	-	205,621.3
Chocón	30,207.3	28,450.8	25,077.2	7,723.8	-	-	-	91,459.1
Hidroinvest	275.0	-	-	-	-	-	-	275.0
Peru	59,945.4	51,745.9	50,277.5	33,718.5	57,363.5	47,175.2	81,822.0	382,048.1
Edegel	59,945.4	51,745.9	50,277.5	33,718.5	57,363.5	47,175.2	81,822.0	382,048.1
Colombia	157,002.7	-	72,919.1	128,686.9	-	87,507.1	648,633.3	1,094,749.1
Emgesa	157,002.7	-	72,919.1	128,686.9	-	87,507.1	648,633.3	1,094,749.1
TOTAL	450,013.6	533,924.8	361,725.0	415,808.1	88,848.0	146,362.6	1,772,751.0	3,769,433.2

Table 5.1
(Million Ch$)	2012	2013	2014	2015	2016	2017	Balance	TOTAL
Chile	54,171.0	217,405.6	96,307.8	113,360.6	7,480.3	6,064.4	541,159.9	1,035,949.7
Endesa Chile (*)	54,171.0	217,405.6	96,307.8	113,360.6	7,480.3	6,064.4	541,159.9	1,035,949.7
Argentina	66,836.6	32,941.7	27,536.2	18,206.1	8,866.4	-	-	154,386.9
Costanera	51,010.2	18,170.0	14,516.1	14,195.9	8,866.4	-	-	106,758.6
Chocón	15,683.6	14,771.7	13,020.1	4,010.2	-	-	-	47,485.6
Hidroinvest	142.8	-	-	-	-	-	-	142.8
Peru	31,123.7	26,866.5	26,104.1	17,506.7	29,783.1	24,493.4	42,482.0	198,359.4
Edegel	31,123.7	26,866.5	26,104.1	17,506.7	29,783.1	24,493.4	42,482.0	198,359.4
Colombia	81,515.8	-	37,859.6	66,814.2	-	45,433.7	336,770.4	568,393.7
Emgesa	81,515.8	-	37,859.6	66,814.2	-	45,433.7	336,770.4	568,393.7
TOTAL	233,647.1	277,213.8	187,807.6	215,887.6	46,129.9	75,991.5	920,412.3	1,957,089.7

(*) Includes: Endesa Chile, Pangue, Pehuenche, San Isidro, Celta and Túnel El Melón

Evolution Of Key Financial Ratios

Table 6
Indicator	Unit	2010	2011	Var 2010-2011	Chg %
Liquidity	Times	0.83	1.02	0.19	22.9%
Acid-test *	Times	0.78	0.96	0.18	23.1%
Working capital	Million Ch$	(167,963)	22,826	190,789	113.6%
Working capital	Thousand US$	(323,504)	43,964	367,467	113.6%
Leverage **	Times	0.94	0.91	(0.03)	(3.2%)
Short-term debt	%	32.8	30.0	(2.77)	(8.4%)
Long-term debt	%	67.2	70.0	2.77	4.1%
* (Current assets net of inventories and prepaid expenses) / Current liabilities ** Total debt / (equity + minority interest)

Table 6.1
Indicator	Unit	2010	2011	Var 2010-2011	Chg %
Financial expenses coverage*	Times	8.25	6.52	(1.73)	(21.0%)
Op. income / Op. rev.	%	36.57%	32.77%	(0.04)	(10.4%)
ROE **	%	24.00%	18.11%	(5.9%)	(24.6%)
ROA **	%	11.22%	9.23%	(2.0%)	(17.8%)
* EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net) ** Annualized figures

Liquidity index as of December 31, 2011 was 1.02 times, a 22.9% increase compared to December 31, 2010. This ratio shows the Company’s solid liquidity position, meeting its obligations with banks, financing its investments with cash surpluses, and reflecting a satisfactory debt repayment schedule.

Acid-test ratio reached 0.96 times, a 23.1% growth over December 2010, basically explained by lower accounts payable to related companies and the reduction in trade accounts payables.

Leverage ratio was 0.91 times as of December 31, 2011, reflecting a 3.2% decline compared to December 2010.

Consolidated Statements of Cash Flows Analysis

Table 7
CASH FLOW	(Million Ch$)				(Thousand US$)
	2010	2011	Var 2010-2011	Chg %	2011

Net Income	684,611	581,155	(103,456)	(15.1%)	1,201,801

Adjustments to reconcile net income
Income tax expense	179,964	210,565	30,600	17.0%	435,437
Decrease (increse) in inventories	(874)	(9,601)	(8,728)	(998.8%)	(19,855)
Decrease (increase) in trade accounts receivable	(76,456)	(114,418)	(37,961)	(49.7%)	(236,610)
Decrease (increase) in other operating accounts receivable	(10,083)	(28,622)	(18,539)	(183.9%)	(59,189)
Decrease (increase) in trade accounts payable	(12,216)	(104,960)	(92,745)	(759.2%)	(217,053)
Decrease (increase) in other operating accounts payable	139,998	133,061	(6,937)	(5.0%)	275,164
Depreciation and amortization expense	179,008	176,447	(2,561)	(1.4%)	364,884
Impairment losses	706	9,473	8,767	1241.5%	19,589
Provisions	(496)	(13,055)	(12,560)	(2534.3%)	(26,997)
Unrealized foreign exchange losses (gains)	(15,619)	6,467	22,086	141.4%	13,373
Adjustments for undistributed profits of associates	(91,674)	(123,033)	(31,360)	(34.2%)	(254,427)
Other non-cash	140,166	206,785	66,619	47.5%	427,621
Other Adjustments	-	-	-	-	-
Total adjustments to reconcile net income	432,425	349,107	(83,318)	(19.3%)	721,937
Dividends paid	-	-	-	-	-
Payments of interest	-	-	-	-	-
Income taxes refund (paid)	(261,341)	(232,152)	29,190	11.2%	(480,079)
Other inflows (outflows) of cash	-	(13,004)	(13,004)	-	(26,892)

NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	855,694	685,106	(170,588)	(19.9%)	1,416,767

Net Cash Flows provided by (used in) Investing Activities
Cash flows used for obtaining control of subsidiaries or other businesses	(88,980)	-	88,980	(100.0%)	-
Loans to related companies	(125,667)	(35,528)	90,139	71.7%	(73,470)
Proceeds from sales of property, plant and equipment	1,463	4,809	3,346	228.7%	9,944
Purchase of property, plant and equipment	(254,609)	(266,668)	(12,058)	(4.7%)	(551,456)
Purchase of intangible assets	(4,180)	(3,940)	240	5.7%	(8,149)
Importes procedentes de otros activos a largo plazo	-	41	41	-	85
Purchase of other long-term assets	(263)	-	263	(100.0%)	-
Proceeds from prepayments reimbursed and third party loans	-	-	-	-	-
Dividends received	54,218	100,121	45,903	84.7%	207,046
Interest received	1,525	6,139	4,614	302.5%	12,695
Other inflows (outflows) of cash	-	-	-	-	-
NET CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES	(416,493)	(195,026)	221,467	53.2%	(403,304)

Cash Flows provided by (used in) Financing Activities
Proceeds from long-term borrowings	152,550	219,434	66,883	43.8%	453,778
Proceeds from loans from related companies	162,244	44,161	(118,084)	(72.8%)	91,322
Repayments of borrowings	(436,075)	(149,316)	286,759	65.8%	(308,778)
Payments of finance lease liabilities	(22,261)	(8,811)	13,450	60.4%	(18,222)
Repayment of loans to related companies	-	(34,110)	(34,110)	-	(70,538)
Dividends paid	(303,502)	(368,223)	(64,721)	(21.3%)	(761,468)
Interest paid	(118,988)	(109,669)	9,319	7.8%	(226,790)
Other financing proceeds (payments)	18,141	(10,019)	(28,160)	(155.2%)	(20,719)
NET CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES	(547,890)	(416,555)	131,336	24.0%	(861,415)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS BEFORE EFFECTS OF EXCHANGE RATE	(108,689)	73,526	182,215	167.6%	152,048

Effect of exchange rate changes on cash and cash equivalents	(4,479)	14,487	18,966	423.4%	29,958
Net Increase (Decrease) in Cash and Cash Equivalents	(113,168)	88,012	201,181	177.8%	182,006
Cash and cash equivalents at beginning of period	446,438	333,270	(113,168)	(25.3%)	689,186
Cash and cash equivalents at end of period	333,270	421,282	88,012	26.4%	871,192

The company generated a net positive cash flow of Ch$ 73,526 million in the period, which can be broken down as follows:

Operating activities generated a positive cash flow of Ch$ 685,106 million, representing a 19.9% decrease compared to December 2010. This cash flow comprised mainly the net income for the period of Ch$ 581,155 million.

Investing activities generated a negative flow of Ch$ 195,026 million, mainly resulting from acquisitions of property, plant and equipment for Ch$ 266,668 million, and loan repayments to subsidiaries for Ch$ 35,528 million, offset by dividends received for Ch$ 100,121 million.

Financing activities generated a negative flow of Ch$ 416,555 million. This was mainly generated by loan repayments and financial leasing for Ch$ 192,237 million, interest payments for Ch$ 109,669 million and dividends paid for Ch$ 368,223 million, offset by borrowings in foreign subsidiaries for Ch$ 263,594 million.

Cash Flow Received From Foreign Subsidiaries by Endesa Chile

Table 8
Cash Flow	Interest Received		Dividends Received		Capital Reductions		Others		Total Cash Received
(Thousand US$)
	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011
Argentina	1,586	1,503	8,772	0	0	0	0	102	10,358	1,605
Peru	0	0	45,809	50,883	0	0	0	0	45,809	50,883
Brazil	0	0	162,936	178,626	0	0	0	0	162,936	178,626
Colombia	0	0	126,839	11,831	59,463	0	0	0	186,302	11,831
Others*	0	0	0	0	0	0	0	0	0	0
Total	1,586	1,503	344,356	241,340	59,463	0	0	102	405,405	242,945

Capex and Depreciation

Table 9
	Payments for Additions of Fixed Assets			Depreciation

	Million Ch$		Thousand US$	Million Ch$		Thousand US$
	2010	2011	2011	2010	2011	2011
Endesa Chile	172,711	116,857	241,655	47,480	47,610	98,455
Endesa Eco	20,493	2,637	5,453	6,635	7,090	14,662
Pehuenche	260	210	434	8,520	8,531	17,642
San Isidro	6,086	6,206	12,834	8,746	8,475	17,526
Pangue	243	181	374	3,836	3,874	8,011
Celta	2,146	1,506	3,114	2,680	2,802	5,794
Enigesa	102	11	23	210	267	552
Ingendesa	93	-	-	168	85	176
Túnel El Melón	-	31	64	35	53	110
EASA	17,624	33,878	70,058	17,459	16,076	33,244
Emgesa	31,259	86,834	179,569	35,476	36,239	74,941
Generandes Perú	7,452	14,953	30,922	38,004	36,580	75,646
Transquillota	-	946	1,956	318	337	697
Hidroaysén	3,673	6,335	13,100	49	47	97
Gas Atacama	3,330	660	1,365	5,772	5,542	11,461
Consolidation Adjustments	(10,863)	(5,862)	(12,122)	(2)	(656)	(1,357)
Total	254,609	265,383	548,800	175,386	172,952	357,657

Argentina

In Argentina, operating income for 2011 amounted to Ch$ 30,154 million, representing a reduction of 28.9% compared to the previous year. This was mostly explained by higher costs of fuel consumption, transportation, and energy purchases.

This result was partially offset by Ch$ 37,777 million of higher operating revenues as a result of a 12.8% growth in the average energy sales price in pesos.

EBITDA, or gross operating margin, in Argentina fell by 22.8% and reached Ch$ 46,230 million.

Table 10

	Million Ch$				Thousand US$
Argentina	2010	2011	Var 2010-2011	Chg%	2011
Operating Revenues	352,358	390,136	37,777	10.7%	806,782
Procurement and Services	(267,824)	(315,717)	(47,893)	-17.9%	(652,889)
Contribution Margin	84,534	74,418	(10,116)	-12.0%	153,893
Other Costs	(24,673)	(28,188)	(3,515)	-14.2%	(58,291)
Gross Operating Income (EBITDA)	59,861	46,230	(13,631)	-22.8%	95,602
Depreciation and Amortization	(17,459)	(16,076)	1,382	7.9%	(33,245)
Operating Income	42,402	30,154	(12,249)	-28.9%	62,357
EBITDA Margin	17.0%	11.8%
Operating Margin	12.0%	7.7%

Tabla 10.1
Argentina	2010	2011	Var 2010-2011	Chg%
GWh Produced	10,940	10,801	(139)	(1.3%)
GWh Sold	11,378	11,381	3	0.0%
Market Share *	10.3%	9.8%	(0.5) pp.
(*): As a percentage of total sales of the system

The net effect of translating the financial statements from Argentinean pesos to Chilean pesos in both periods led to a 10.1% decrease in Chilean pesos as of December 2011, when compared to December 2010.

Endesa Costanera

In Endesa Costanera, despite a rise of 15.8% in operating revenues in year 2011, its operating income amounted to Ch$ 6,480 million as of December 2011, 40.2% lower than the previous period. This decrease was mainly explained by a 19.4% increase in procurements and services costs, primarily due to higher fuel costs of Ch$  40,195 million and higher transportation costs of Ch$ 4,373 million. This was mainly explained by a 5.4% growth in generation during 2011.

Table 10.2
Endesa Costanera	Million Ch$				Thousand US$
	2010	2011	Var 2010-2011	Chg%	2011
Operating Revenues	295,231	341,824	46,593	15.8%	706,876
Procurement and Services	(250,349)	(298,842)	(48,492)	(19.4%)	(617,991)
Contribution Margin	44,882	42,982	(1,900)	(4.2%)	88,886
Other Costs	(19,690)	(23,247)	(3,557)	(18.1%)	(48,074)
Gross Operating Income (EBITDA)	25,192	19,735	(5,456)	(21.7%)	40,812
Depreciation and Amortization	(14,352)	(13,256)	1,096	7.6%	(27,412)
Operating Income	10,840	6,480	(4,360)	(40.2%)	13,400
Figures may differ from those accounted under Argentine GAAP.

Table 10.3
Endesa Costanera	2010	2011	Var 2010-2011	Chg%
GWh Produced	7,965	8,397	432	5.4%
GWh Sold	8,018	8,493	476	5.9%
Market Share *	7.2%	7.3%	0.1 pp.
(*): As a percentage of total sales of the system

El Chocón

El Chocón operating income reached Ch$ 23,742 million as of December 2011, reflecting a 25.0% decrease when compared to the same previous period. This result was mainly explained by 14.1% of lower physical sales in the period and a 1.6% reduction in average energy sales price.

Table 10.4
El Chocón	Million Ch$				Thousand US$
	2010	2011	Var 2010-2011	Chg%	2011
Operating Revenues	57,173	48,341	(8,832)	(15.4%)	99,967
Procurement and Services	(17,475)	(16,876)	599	3.4%	(34,898)
Contribution Margin	39,698	31,466	(8,232)	(20.7%)	65,070
Other Costs	(4,940)	(4,903)	38	0.8%	(10,138)
Gross Operating Income (EBITDA)	34,758	26,563	(8,195)	(23.6%)	54,931
Depreciation and Amortization	(3,107)	(2,821)	286	9.2%	(5,833)
Operating Income	31,651	23,742	(7,908)	(25.0%)	49,098
Figures may differ from those accounted under Argentine GAAP.

Table 10.5
El Chocón	2010	2011	Var 2010-2011	Chg%
GWh Produced	2,975	2,404	(571)	(19.2%)
GWh Sold	3,361	2,888	(473)	(14.1%)
Market Share *	3.0%	2.5%	(0.6) pp.
(*): As a percentage of total sales of the system

Most important changes in the market

•         The operation of the reservoirs continues to be controlled by the Dispatch Organism (OED) in order to preserve the largest possible volume of water.

•         Energy demand as of December 2011 was 116,418 GWh, representing a 5,1% increase compared to the same period of 2010 (110,767 GWh). During August, SADI reported a historic maximum in demand of 21,564 MW.

Market Risk Analysis

•           Hydrological Situation: As of December 31, El Chocón reservoir marked a depth of 380.05 m. above sea level (asl) (equivalent to 1.385 GWh stored, 82% of the reservoir’s capacity), which is above the 182 GWh registered at the same month in year 2010. The water flows in Comahue basin averaged around 78% of the historic average during this twelve month period.

•         Market prices in Argentina are limited to Ar$120 per MWh in accordance with Resolution SE-240 of 2003. During year 2011, the average market price was Ar$119.5 per MWh (approx. US$ 29 per MWh) which represents a 3.7% increase when compared with the prior year (Ar$ 115.2 per MWh).

Investments

From 2010 to date, Endesa Costanera has focused on obtaining resources from local authorities, in order to improve the operation of its steam turbines of the Costanera plant. It is planned to carry out improvements in this facility for US$ 64 million in the next three years. Currently, the Company is working with the government in the documentation needed for the trust. The bidding process of the budgeted work of the project is still in process. The bid opening was held on January 20, 2012, and the thereof analysis is in process. With this initiative and others that are currently being developed, Endesa Costanera will contribute significantly to ensure the energy supply in the central area of Buenos Aires.

Chile

Operating income in Chile amounted to Ch$ 405,235 million as of December 2011, showing a 21.6% decrease when compared to year 2010 (although lower than the -29.3% variation showed as of September 2011), explained by a 2.0% increase in procurements and services costs, mainly due to larger costs of energy purchases and higher fuel costs.

Operating revenues presented a negative variation of 6.5% as a result of a 6.6% decline in the average energy sales price expressed in Chilean pesos. This was partly offset by greater physical sales during 2011, which grew by 1.0% regarding year 2010, highlighting higher sales to both non-regulated customers and spot market.

The above led to an EBITDA, or gross operating result, of the Chilean business of Ch$ 495,627 million as of December 2011, representing an 18.0% decline when compared to 2010.

Table 11

Chile	2010	2011	Var 2010-2011	Chg%	2011
Operating Revenues	1,365,105	1,276,694	(88,411)	-6.5%	2,640,144
Procurement and Services	(666,599)	(679,807)	(13,208)	-2.0%	(1,405,809)
Contribution Margin	698,506	596,888	(101,619)	-14.5%	1,234,335
Other Costs	(94,391)	(101,261)	(6,870)	-7.3%	(209,402)
Gross Operating Income (EBITDA)	604,116	495,627	(108,489)	-18.0%	1,024,933
Depreciation and Amortization	(87,465)	(90,392)	(2,927)	-3.3%	(186,926)
Operating Income	516,650	405,235	(111,415)	-21.6%	838,007
EBITDA Margin	44.3%	38.8%
Operating Margin	37.8%	31.7%

Table 11.1
Chile	2010	2011	Var 2010-2011	Chg%
GWh Produced	20,914	20,722	(192)	(0.9%)
GWh Sold	21,847	22,070	222	1.0%
Market Share *	39.8%	38.0%	(1.8) pp.
(*): As a percentage of total sales of the system

Most important changes in the market

•         Changes in energy sales: Total energy sales in Chile (SIC + SING) were 58,078 GWh as of December 2011, representing a 5.9% growth compared to 2010.

Market risk analysis

•         Hydrological year as of December 31, 2011, showed a 69.9% surplus probability of affluent energy, which places it as a dry year.

•         The average spot energy price on the SIC for the year 2011, measured at Alto Jahuel 220 kV, increased on 33.8%, passing from US$ 149.0 per MWh to US$ 199.5 per MWh. On the SING, the average energy spot price decreased on 26.1%, passing from US$ 62.09 per MWh to US$ 45.91 per MWh.

•         On January 1st, 2012, reservoir levels accumulated approximately 3,844 GWh of energy equivalent, showing an 8% increase compared to December 1, 2010, (285 GWh more approx). With respect to the maximum energy storage, the system’s reservoirs level is in the range of 35%.

Investments

•         As a result of the earthquake which seriously affected Chile’s Bío-Bío Region in 2010, the start-up of the Bocamina II plant, which was under construction, was postponed from its original start-up date. The severity of the earthquake caused problems to the works, and a detailed inspection to evaluate the impacts was carried out, mainly to the boiler, the crane bridge and the siphon works. During the last quarter of 2011, there were several social events and riots that cut off the access to the plant, a situation that was resolved during the first days of December 2011 with police protection, then allowing completing the connection work to the transmission system. Therefore, the plant commercial start-up should take place in June 2012.

•         Among the projects that Endesa Chile is studying is the HidroAysen project. The project consists on the construction of a hydroelectric complex of 2,750 MW whose average generation would reach 18,430 GWh-year. Regarding the environmental qualification process, the Aysen Region Environmental Evaluation Committee approved the project’s environmental impact assessment on May 9, 2011. In parallel, however, the Commission is preparing the Environmental Impact Study of the Aysen Transmission System, which is designed to transport the energy generated by the hydroelectric complex up to the country’s Central Interconnected Grid (SIC), study to be filed into the Environmental Impact System probably in 1H 2012. On the other hand, different environmental organizations presented seven appeals for protection against the Environmental Evaluation Committee, in front of which Puerto Montt’s Court of Appeals ruled in favor of HidroAysen, rejecting all appeals for protection presented. However, environmental groups claimed that ruling to the Supreme Court, where a decision is expected for March 2012.

Colombia

Operating income in Colombia reached Ch$ 253,546 million as of December 2011, a 3.1% lower than the previous period. Main impact arose from the one-time effect of the equity tax reform which implied booking on January 1, 2011 the entire amount of this tax payable in the 2011-2014 period for a total of Ch$ 40,182 million.

Additionally, operating revenues decreased by Ch$ 8,972 million, explained by a 4.0% reduction in the average energy sales price. This was partially offset by a 2.0% increase in physical sales related to a higher hydro generation. The latter had a positive impact on energy purchases and fuel costs, which fell by Ch$ 43,256 million and Ch$ 3,834 million, respectively.

EBITDA, or gross operating income, in Colombia declined by 2.4% as of December 2011, and totaled Ch$ 290,824 million, mainly explained by the negative impact of the above-mentioned tax reform.

Table 12

Colombia	2010	2011	Var 2010-2011	Chg%	2011
Operating Revenues	507,516	498,544	(8,972)	-1.8%	1,030,965
Procurement and Services	(176,664)	(134,852)	41,812	23.7%	(278,867)
Contribution Margin	330,852	363,692	32,840	9.9%	752,098
Other Costs	(32,734)	(72,868)	(40,134)	-122.6%	(150,687)
Gross Operating Income (EBITDA)	298,118	290,824	(7,294)	-2.4%	601,411
Depreciation and Amortization	(36,581)	(37,279)	(698)	-1.9%	(77,091)
Operating Income	261,537	253,546	(7,992)	-3.1%	524,320
EBITDA Margin	58.7%	58.3%
Operating Margin	51.5%	50.9%

Table 12.1
Colombia	2010	2011	Var 2010-2011	Chg%
GWh Produced	11,283	12,090	808	7.2%
GWh Sold	14,817	15,112	294	2.0%
Market Share *	17.9%	18.8%	0.8 pp.
(*): As a percentage of total sales of the system

The net effect of translating the financial statements from Colombian pesos to Chilean pesos in both periods was negative, resulting in a 2.6% reduction in Chilean pesos as of December 2011, when compared to December 2010.

Most important changes in the market

•         Based on the state of exception for winter emergency, the government established a 25% surcharge on the equity tax of 2011, so the tax rises from an effective rate of 4.8% on net equity to 6%.

•         Accumulated demand for year 2011 was 57,150 GWh, which represents an increase of 1.8% regarding year 2010 (56,145 GWh).

Market risk analysis

•         During year 2011, the contributions of the SIN were 135% with respect to the historic average (humid); those of Guavio were 96% (normal), those of Betania were 123% (humid) and those of the power plants of the Bogotá River chain were 132% (humid). The level of the most representative reservoir for Endesa Chile (Guavio) was at 95% of its maximum capacity at December 1st 2011, equivalent to 2,014 GWh (approx. 433 GWh above the level at the same date in 2010).

•         Spot price: The average price of the monomic exchange for year 2011 was Col$ 75.24 per kWh (approx. US$ 38.7 per MWh), which represents a fall of -41.8% compared to the year 2010.

Investments

In Colombia, after completing the process of allocation of firm energy obligations, we started the construction of El Quimbo hydroelectric project, of Emgesa, with an installed capacity of 400 MW and with the obligation to supply energy of up to 1,650 GWh/year. The contract has a 20-year term, starting in December 2014. On July 30, 2011, OHL Impregilo consortium, civil works contractor of el Quimbo, achieved the underground match of excavation fronts for Ventana 1 and Ventana 2 at vault level. Regarding the Magdalena river deviation, originally scheduled for January 10, 2012, it is estimated that it will take place during February 2012.

Peru

Operating income in Peru amounted to Ch$ 104,485 million, reflecting an increase of 49.0% over December 2010. This growth was mainly explained by a Ch$ 28,581 million increase in operating revenues resulting from a 9.9% rise in physical sales and a 4.9% increase in the average energy sales price. The latter was also favored by lower payroll expenses by Ch$ 8,819 million.

The higher operating income as of December 2011 was partly offset by higher fuel costs and transportation expenses for a total amount of Ch$ 7,528 million due to increased thermal generation in Edegel.

EBITDA, or gross operating income, in Peru, rose by 30.3% when compared to year 2010, and reached Ch$ 141,209 million as of December 2011.

Table 13

Peru	2010	2011	Var 2010-2011	Chg%	2011
Operating Revenues	211,261	239,841	28,581	13.5%	495,981
Procurement and Services	(80,241)	(86,884)	(6,643)	-8.3%	(179,672)
Contribution Margin	131,020	152,957	21,937	16.7%	316,309
Other Costs	(22,678)	(11,748)	10,929	48.2%	(24,295)
Gross Operating Income (EBITDA)	108,343	141,209	32,866	30.3%	292,014
Depreciation and Amortization	(38,209)	(36,724)	1,484	3.9%	(75,944)
Operating Income	70,134	104,485	34,351	49.0%	216,069
EBITDA Margin	51.3%	58.9%
Operating Margin	33.2%	43.6%

Table 13.1
Peru	2010	2011	Var 2010-2011	Chg%
GWh Produced	8,466	9,153	687	8.1%
GWh Sold	8,598	9,450	851	9.9%
Market Share *	29.1%	29.7%	0.6 pp.
(*): As a percentage of total sales of the system

The net effect of translating the financial statements from Peruvian sol to Chilean peso in both periods  resulted in a 2.7% decrease in Chilean pesos as of December 2011, when compared to December 2010.

Most important changes in the market

•         Changes in energy sales on the grid: Estimated sales for the year 2011 were 31,775 GWh, representing a 7.5% growth compared to 2010 (29,552 GWh).

Market risk analysis

•         Hydrological risk: Edegel’s total volume stored in lakes and reservoirs at the end of December 2011 was approximately 168.9 million m3, which represents 60% of total capacity (1% below the level at the same date in 2010). From January to December 2011, flows in the Rimac basin were 116% with respect to the historic average (humid). In this period, the Tulumayo river maintained flows that were 97% (normal) and the Tarma river were 108% (normal) respectively of the historic average.

Brazil

Endesa Brasil

Operating Income amounted to Ch$ 555,424 million, 21.3 % higher than the Ch$ 457,893 million reported in 2010.

Table 14
Endesa Brasil	(Million Ch$)				(Thousand US$)
	2010	2011	Var 2010-2011	Chg %	2011
Total Sales	1,948,849	1,973,427	24,579	1.3%	4,080,955
Other operating income	277,000	194,395	(82,606)	(29.8%)	401,999
Total Revenues	2,225,849	2,167,822	(58,027)	(2.6%)	4,482,954
Procurements and Services	(1,292,520)	(1,227,078)	65,443	5.1%	(2,537,539)
Contribution Margin	933,328	940,745	7,416	0.8%	1,945,416
Other Costs	(247,941)	(253,335)	(5,394)	(2.2%)	(523,886)
Gross Operating Income (EBITDA)	685,387	687,409	2,022	0.3%	1,421,530
Depreciation and Amortization	(227,494)	(131,985)	95,509	42.0%	(272,939)
Operating Income	457,893	555,424	97,531	21.3%	1,148,591
Net Financial Income	(63,226)	(39,338)	23,888	37.8%	(81,349)
Financial income	130,699	171,883	41,184	31.5%	355,446
Financial expenses	(191,832)	(225,561)	(33,729)	(17.6%)	(466,450)
Income (Loss) for indexed assets and liabilities	-	-	-		-
Foreign currency exchange differences, net	(2,093)	14,340	16,433	785.2%	29,655
Gains	30,287	17,950	(12,337)	(40.7%)	37,119
Losses	(32,380)	(3,610)	28,770	88.9%	(7,465)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	-	-	-		-
Net Income from Other Investments	-	-	-		-
Net Income from Sales of Assets	23	-	(23)	(100.0%)	-
Net Income before Taxes	394,690	516,086	121,396	30.8%	1,067,242
Income Tax	(67,395)	(128,503)	(61,108)	(90.7%)	(265,738)
NET INCOME	327,295	387,583	60,288	18.4%	801,504
Net Income Attributable to Owners of the Company	224,155	285,159	61,004	27.2%	589,696
Net Income Attributable to Minority Interest	103,140	102,424	(716)	(0.7%)	211,808

Generation

In Brazil, the operating result of our affiliates amounted to Ch$ 203,493 million, which is 28.1% higher than the previous year, whose operating results amounted to Ch$ 158,812 million.

Cachoeira

The operating result of our Cachoeira Dourada affiliate increased by Ch$ 14,418 million, due principally to increased average sale prices, stated in local currency, and to the increment in physical sales of energy by 153 GWh, which reached 3,986.1 GWh in 2011.

In effect, the conversion of these financial statements from Brazilian reals to Chilean pesos in both periods caused a 0.2% drop in Chilean pesos as of for 2011 as compared to 2010.

Table 15
Cachoeira	Million Ch$				Thousand US$
	2010	2011	Var 2010-2011	Chg%	2011
Operating Revenues	115,663	126,646	10,983	9.5%	261,898
Procurement and Services	(26,120)	(26,356)	(236)	(0.9%)	(54,504)
Contribution Margin	89,542	100,290	10,747	12.0%	207,395
Other Costs	(6,270)	(6,512)	(241)	(3.9%)	(13,466)
Gross Operating Income (EBITDA)	83,272	93,778	10,506	12.6%	193,929
Depreciation and Amortization	(7,410)	(3,497)	3,913	52.8%	(7,232)
Operating Income	75,863	90,281	14,418	19.0%	186,697
Figures may differ from those accounted under Brazilian GAAP.

Table 15.1
Cachoeira	2010	2011	Var 2010-2011	Chg%
GWh Produced	3,430	3,121	(309)	(9.0%)
GWh Sold	3,833	3,986	153	4.0%
Market Share	1.0%	0.9%	(0.0) pp.
(*): As a percentage of total sales of the system

Fortaleza (CGTF)

The operating result of Endesa Fortaleza (CGTF) amounted to Ch$ 49,186 million, showing a Ch$ 9,928 million reduction as compared to the previous year. This reduction is mostly attributable to lower sale prices and to a drop in physical sales by 115 GWh, reaching 2,842.0 GWh in 2011.

In effect, the conversion of these financial statements from the Brazilian reals to the Chilean peso in both periods caused a 0.2% drop in Chilean pesos in 2011 when compared to 2010.

Table 16
Fortaleza	Million Ch$				Thousand US$
	2010	2011	Var 2010-2011	Chg%	2011
Operating Revenues	150,371	129,485	(20,886)	(13.9%)	267,769
Procurement and Services	(76,164)	(65,271)	10,893	14.3%	(134,977)
Contribution Margin	74,208	64,215	(9,993)	(13.5%)	132,793
Other Costs	(7,060)	(6,906)	154	2.2%	(14,282)
Gross Operating Income (EBITDA)	67,148	57,308	(9,840)	(14.7%)	118,511
Depreciation and Amortization	(8,033)	(8,122)	(89)	(1.1%)	(16,796)
Operating Income	59,114	49,186	(9,928)	(16.8%)	101,715
Figures may differ from those accounted under Brazilian GAAP.

Table 16.1
Fortaleza	2010	2011	Var 2010-2011	Chg%
GWh Produced	1,665	1,033	(632)	(37.9%)
GWh Sold	2,957	2,842	(115)	(3.9%)
Market Share	0.7%	0.7%	(0.1) pp.
(*): As a percentage of total sales of the system

Transmission

CIEN

On the other hand, CIEN shows an increased operating result of Ch$ 40,726 million, reaching Ch$ 68,781 million as of 2011. The foregoing is mostly due to the initiation of toll charges (RAP – Permitted Annual Remuneration) at CIEN as of April 2011, as well as to lower asset depreciation, amortization and deterioration costs during 2011.

In effect, the conversion of these financial statements from the Brazilian reals to the Chilean peso in both periods caused a 0.2% drop in Chilean pesos in 2011 compared to 2010.

Table 17
Cien	Million Ch$				Thousand US$
	2010	2011	Var 2010-2011	Chg%	2011
Operating Revenues	98,909	59,918	(38,991)	(39.4%)	123,908
Procurement and Services	(7,277)	34,182	41,459	569.8%	70,687
Contribution Margin	91,632	94,100	2,468	2.7%	194,595
Other Costs	(10,791)	(9,252)	1,540	14.3%	(19,132)
Gross Operating Income (EBITDA)	80,841	84,849	4,008	5.0%	175,463
Depreciation and Amortization	(52,786)	(16,068)	36,718	69.6%	(33,227)
Operating Income	28,055	68,781	40,726	145.2%	142,236
Figures may differ from those accounted under Brazilian GAAP.

Distribution

In Brazil, the operating result of our distribution affiliates amounted to Ch$ 354,645 million, which was 16.7% higher than that obtained for 2010.

Ampla

Ampla’s operating result amounted to Ch$ 173,657 million, which compared to the previous year,  representing an increase of Ch$ 52,969 million. Such increment is mostly attributable to a 2.2% greater margin in energy purchase/sale, a 3.0% increase in physical sales reaching 10,223 GWh during 2011 and to lower deterioration costs of Ch$48,737 million. Energy losses dropped by 0.8% p.p., going from 20.5% to 19.7%. The number of Ampla’s clients increased by 73 thousand, thus exceeding 2.6 million clients.

The effect of converting the financial statements of both these periods from the Brazilian reals to the Chilean peso caused a 0.2% drop in Chilean pesos in 2011, as compared to the previous year.

Table 18
Ampla	Million Ch$				Thousand US$
	2010	2011	Var 2010-2011	Chg%	2011
Operating Revenues	1,046,387	1,117,269	70,883	6.8%	2,310,461
Procurement and Services	(695,862)	(759,227)	(63,364)	(9.1%)	(1,570,045)
Contribution Margin	350,525	358,043	7,518	2.1%	740,416
Other Costs	(122,226)	(125,512)	(3,286)	(2.7%)	(259,553)
Gross Operating Income (EBITDA)	228,299	232,531	4,232	1.9%	480,863
Depreciation and Amortization	(107,610)	(58,874)	48,737	45.3%	(121,748)
Operating Income	120,688	173,657	52,969	43.9%	359,115
Figures may differ from those accounted under Brazilian GAAP.

Table 18.1
Ampla	2010	2011	Var 2010-2011	Chg%
Customers (Th)	2,571	2,643	73	2.8%
GWh Sold	9,927	10,223	296	3.0%
Clients/Employee	2,132	2,227	96	4.5%
Energy Losses %	20.5%	19.7%	(0.8) pp.

Coelce

Coelce’s operating result dropped by 1.2% to Ch$2,177 million, reaching Ch$180.988 million in 2011. This operating result drop is mostly attributable to a 9.8% lower local currency unit margins of energy purchases/sales, partly offset by the reduction in the costs of depreciation, amortization and deterioration to the tune of Ch$6,272 million.  Physical sales increased by 1.4%, amounting to 8,970 GWh in 2011.  Energy losses decreased by 0.2% p.p. to 11.9% in 2011. Coelce’s number of clients expanded by 130 thousand, reaching 3.2 million clients.

The effect of converting the financial statements of both these periods from the Brazilian reals to the Chilean peso caused a 0.2% drop in Chilean pesos in 2011, as compared to the previous year.

Table 19
Coelce	Million Ch$				Thousand US$
	2010	2011	Var 2010-2011	Chg%	2011
Operating Revenues	940,655	859,446	(81,209)	(8.6%)	1,777,295
Procurement and Services	(615,112)	(537,909)	77,204	12.6%	(1,112,370)
Contribution Margin	325,543	321,538	(4,005)	(1.2%)	664,925
Other Costs	(91,032)	(95,477)	(4,444)	(4.9%)	(197,441)
Gross Operating Income (EBITDA)	234,510	226,061	(8,449)	(3.6%)	467,484
Depreciation and Amortization	(51,345)	(45,073)	6,272	12.2%	(93,208)
Operating Income	183,165	180,988	(2,177)	(1.2%)	374,276
Figures may differ from those accounted under Brazilian GAAP.

Table 19.1
Coelce	2010	2011	Var 2010-2011	Chg%
Customers (Th)	3,095	3,224	130	4.2%
GWh Sold	8,850	8,970	120	1.4%
Clients/Employee	2,366	2,463	97	4.1%
Energy Losses %	12.1%	11.9%	(0.2) pp.

Main Risks associated to the activities of Endesa Chile

Endesa Chile is exposed to certain risks that are managed by applying identification, measurement, dispersion and supervision systems.

The following are the most important of the Company’s basic principles:

➢  Comply with the rules of good corporate governance.

➢  Comply strictly with all Endesa Chile’s regulations.

➢  The Group’s risk committee is the organism responsible for defining, approving and updating the basic principles for motivating actions relating to risk.

➢  Risk governance is organized operationally through the functions of risk control and risk management, each independent of the other.

➢  Each business and corporate area defines:

                                  I.         The markets and products in which they can operate based on their knowledge and sufficient abilities to ensure an effective risk management.

                                II.         Criteria about counterparties.

                              III.         Authorized operators.

➢  Businesses and corporate areas established for each market in which they operate, their exposure to risk in line with the defined strategy.

➢  The limits of the businesses are ratified by the Group’s risks committee.

➢  All business operations and corporate areas are carried out within the limits approved by the corresponding internal entities.

➢  The businesses, corporate areas, lines of business and companies establish the necessary risk-management controls for ensuring that transactions on the markets are carried out in accordance with the policies, regulations and procedures of Endesa Chile.

Interest Rate Risk

Interest rate variations modify the reasonable value of those assets and liabilities that accrue a fixed interest rate, as well as the future flow of assets and liabilities pegged to a variable interest rate.

The purpose of interest-rate risk management is to balance the debt structure in order to minimize the cost of the debt with a reduced volatility in the statement of results. Consistent with current interest rate hedging policy, the portion of fixed and/or hedged debt rate to the total net debt was 83% as of December 2011 on a consolidated basis.

Depending on the Endesa Chile’s forecasts and debt structure objectives, hedging transactions take place through contracted derivatives that mitigate this risk. The instruments currently used for following this policy are interest-rate swaps that convert variable into fixed rates.

The financial debt structure of the Endesa Chile Group, by fixed, hedged and variable interest rates, using derivative contracts, is as follows:

Exchange Rate Risk

The exchange rate risk is mainly related to the following transactions: foreign currency debts contracted by Endesa Chile’s subsidiaries and affiliate companies, payments made on international markets for the acquisition of projects related materials, revenues directly linked to the evolution of the dollar, and cash flows from subsidiaries to headquarters in Chile.

In order to mitigate exchange rate risks, Endesa Chile’s exchange rate hedging policy is based on cash flows and it strives to maintain a balance between the flows indexed to the dollar and the asset and liability levels in such currency. The objective is to minimize the exposure of cash flows to the risk of exchange-rate fluctuations. Currency swaps and exchange rate forwards are the instruments currently used in compliance with this policy. Likewise, the policy strives to refinance debts in each company’s functional currency.

Commodities Risk

Endesa Chile is exposed to the price fluctuation risk of some commodities, basically fuel purchases for the electricity generation and energy trading transactions in the local markets.

In order to reduce risks of extreme drought situations, the company has designed a trading policy that defines sales commitment levels consistent with its firm energy capacity of its generating power plants in a dry condition, and includes risk mitigation clauses in some contracts with unregulated customers.

Considering the operating conditions faced by the electricity generation market in Chile, drought and high volatility in oil prices, the company is constantly checking the advisability of taking hedges of Brent price. As of December 31, 2011, there are no existing hedges and hedges contracted in the past have been sporadic and for insignificant amounts. In the future the company can use these tools if convenient.

Liquidity Risk

Endesa Chile’s liquidity policy consists on contracting committed long term credit facilities and short term financial investments, for the amounts needed to support future estimated needs for a period defined based on the situation and the expectations of debt and capital markets.

The above projected needs include the maturities of net financial debt, i.e. after financial derivatives. For further detail with respect to the characteristics and conditions of financial debt and financial derivatives, see Notes 16 and 18 and appendix 4 of the Financial Statements, respectively.

As of December 31, 2011, Endesa Chile’s liquidity (cash and cash equivalents) was Ch$ 421,282 million, and Ch$ 199,892 million in long term committed credit facilities. As of December 31, 2010, the company’s liquidity was Ch$ 333,270 million in cash and cash equivalents and Ch$ 144,776 million in long term committed credit facilities.

Credit Risk

•        Commercial account receivables

Regarding the credit risk on accounts receivable from commercial activities, this risk has been historically very low because the short term in which customers have to pay limits the accumulation of very significant individual amounts.

In some countries it is possible to cut off the power supply in the event of non-payment, and almost all the contracts state that payment default is a cause for termination of the contract. The credit risk is therefore monitored constantly and the maximum amounts exposed to payment risk, which as stated above are limited and measured.

•        Financial assets

Investments of cash surpluses are made with first-class national and foreign financial entities (with a credit rating equivalent to investment grade), with limits set for each entity.

In selecting the banks for such investments, we considered those having at least 2 investment grade ratings from among the 3 principal international credit-rating agencies (Moody’s, S&P and Fitch).

Placements are backed with treasury bonds of the countries where it operates and/or paper issued by top-line banks, giving priority to the former whenever possible and depending on market conditions.

The contracting of derivatives is carried out with highly-solvent entities, resulting in around 90% of transactions being with entities whose rating is “A” or above.

Risk Measurement

Endesa Chile assess the Value at Risk of its positions in debt and financial derivatives in order to ensure that the risk assumed by the Company remains consistent with the risk exposure defined by the management, thus controlling volatility in the statement of results.

The positions portfolio included for the calculations of the present Value at Risk comprises debt and financial derivatives.

The Value at Risk calculated represents the possible loss of value of the portfolio of positions described above in the term of one day with 95% confidence. For this, a study has been made of the volatility of the risk variables that affect the value of the portfolio of positions, including:

➢  US dollar Libor interest rate.

➢  In case of debt, considering the different currencies in which our companies operate, the usual local banking-practice indices.

➢  The exchange rates of the different currencies implied in the calculation.

The calculation of Value at Risk is based on the generation of possible future scenarios (at one day) of market values (both spot and at term) of the risk variables, using the Monte-Carlo methodology. The number of scenarios generated ensures compliance with the simulation’s convergence criteria. For the simulation of future price scenarios, the matrix of volatilities and correlations has been applied between the different risks variables calculated based on the historic logarithmic returns of the price.

Once the price scenarios are generated, the fair value of the portfolio is calculated for each of the scenarios, obtaining a range of possible values at one day. The Value at Risk at one day with 95% confidence is calculated as the percentile of 5% of the possible increases in fair value of the portfolio in one day.

The valuation of the different debt and financial derivative positions included in the calculation has been made consistently with the calculation methodology of the economic capital reported to the management.

Taking into account the above-described hypotheses, the Value at Risk of the above-mentioned positions, shown by type of position, is shown in the following table:

The value-at-risk positions have evolved during year 2011 and year 2010 as a function of the start/maturity of the operations over each period.

Other Risks

Part of Endesa Chile’s debt is subject to cross default provisions. If certain defaults in debt are not remedied within specified grace periods, a cross default could affect Endesa Chile. Additionally, under certain scenarios, debts at the holding company level could be accelerated.

Non-payment, after any applicable grace period, of Endesa Chile debts, with an individual principal amount outstanding in excess of US$ 50 million (or its equivalent in other currencies), and with a missed payment also in excess of US$ 50 million, could lead to the prepayment of the syndicated loan. In addition, this loan contains provisions under which certain events other than nonpayment, in the company, such as bankruptcy, insolvency proceedings, and materially adverse governmental or legal actions, in all cases for amounts in excess of US$ 50 million dollars, and expropriation of assets, among others, could cause the declaration of acceleration of this credit.

On the other hand, non-payment, after any applicable grace period, for any debt of Endesa Chile and its Chilean subsidiaries, with a principal amount exceeding US$ 30 million could lead to a mandatory prepayment of its Yankee Bonds.

Finally, in the case of Endesa Chile local bonds, the prepayment of this debt is triggered only by the Issuer default.

There are no loan-agreement clauses by which changes in the corporate or debt rating of these companies by the credit-rating agencies produces the obligation to prepay debt.  However, a change in local risk rating by the agencies feller Rate or Fitch Ratings Chile may produce a change in the margin applicable to determine the interest rate on local committed credit lines subscribed in 2009.

Sustainability and the Environment

Endesa Chile Sustainability Report 2010 was prepared under the international guidelines set out in the Global Reporting Initiative (GRI), using the third version of the guide for the preparation of sustainability reports (GRI-G3) and incorporating the indicators in the electricity sector supplement. This report was submitted to external verification by the auditing firm Ernst &Young, and obtained from the GRI the maximum qualification for its level of application, i.e. A+. The document was distributed to the company’s principal stakeholders and published on its web site in Spanish and English.

In order to disseminate the company’s sustainability policy and plan, plus the highlights of the year 2010, the Endesa Chile Sustainability Book was prepared and distributed to every one of the organization’s personnel.

On April 29, 2011, the Global Compact Network Chile Good Practices Report was made public. This document, on which Endesa Chile worked jointly with another 23 companies, gathers together outstanding initiatives of the member organizations of the network in the application of the ten principles of the Global Compact, where Endesa Chile was praised for its work with the Fundación Pehuén in Principle 1, related to the protection of human rights.

In the same line, during the third quarter a tour was made through all the generation plants of Endesa Chile in order to raise awareness on sustainable development. This activity included 12 meetings with workers in the field, covering all workplaces in the regions, to discuss various issues related to sustainable development.

In the framework of the Commitment to Stakeholders (Stakeholder Engagement) of the company and seeking to respond to the challenge of local roots, during 2011 Stakeholder Mapping workshops took place in four generation facilities. These maps are an essential input for the design of strategic relationship plans with key local stakeholders for each power plant.

The Company’s sustainability evaluation process is fundamental to Endesa Chile’s value-creation model. The company therefore submits voluntarily to different instruments, national and international, to evaluate its performance and compare its management in corporate sustainable development (CSR). Thus, September 8, Endesa Chile was recognized as one of the most socially responsible companies in Chile, obtaining the 11th  place in the VII National Ranking of Corporate Social Responsibility of PROhumana Foundation.

Regarding our environmental management, during 2011, 100% of the energy was generated by power plants which Environmental Management System (SGA in Spanish) is certified in accordance with ISO 14001 Standard. Likewise, 100% was generated by power plants which Occupational Safety and Health Management Standard System (SGS&SO in Spanish) is certified in accordance with OHSAS 18001, showing the commitment of the company with the environment and safety at work. On the other hand, in October, 2011, Endesa Chile signed a technical cooperation agreement with the Chilean Energy Efficiency Agency, in order to implement a pilot scheme of energy management based on ISO 50.001 (Energy Management Systems) at Quintero Thermoelectric Plant, all of this under an efficient energy management scope.

Finally, the 11th Latin American Environmental Meeting was held in Lima, Peru, at the end of June 2011 (X ELMA), with representatives from ENDESA S.A., Endesa Chile, and South American subsidiaries of generation. In addition, the LATAM Regional Environmental Report 2010 was prepared and published in August in the website of Endesa Chile. Also, the book “Introduction to ecological flow calculation, an analysis of actual trends” was published in the Company’s intranet and Endesa Chile’s website, and was also distributed to interested parties.

Book Value and Economic Value of Assets

The following can be mentioned with respect to the most important assets:

The property, plant and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation and impairment losses suffered. Properties, plant and equipment, net of their residual value if any, are depreciated on a straight-line basis distributing the cost of the different components over their estimated useful lives, which represent the period during which the companies expect to use them. The estimated useful lives are revised periodically.

The goodwill (on investments or trade funds) generated in the consolidation represents the premium over the cost of acquisition regarding the Group’s participation in the fair value of the assets and liabilities, including identifiable contingent liabilities of a subsidiary on the date of acquisition. The goodwill bought is not amortized but, at the end of each accounting period, an estimate is made as to whether any impairment has occurred that might reduce its recoverable value to an amount below the recorded net cost, in which case an adjustment is made for impairment (see Note 3.c of the Financial Statements).

Throughout the fiscal period, and fundamentally at the closing, an evaluation is made to ensure that there is no indication that any asset might have suffered a loss for impairment. Should such indication be noted, an estimate is made of the recoverable value of such asset to determine the amount of impairment. In the case of identifiable assets that do not generate cash flows independently, the recoverability is estimated of the cash generating unit to which the asset belongs, this being understood to be the smallest identifiable group of assets that generate independent cash inflows.

Assets denominated in foreign currencies are shown at the exchange rate at the end of each period.

Accounts and notes receivable from related companies are shown according to their maturities, in short and long term. The transactions meet conditions of equity similar to those normally prevailing in the market.

In summary, the assets are shown valued according to the financial information reporting standards whose criteria are set out in Note 3 of the Financial Statements.

Operating Income by Subsidiary

Summary of operating revenues, operating costs (including other costs) and operating income of every Endesa Chile’s subsidiary, as of December 2010 and 2011 is detailed below:

Table 20
	2010			2011
Million Ch$	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Costanera	295,231	(284,391)	10,840	341,824	(335,345)	6,480
Chocón	57,173	(25,522)	31,651	48,341	(24,599)	23,742
Investment Vehicles in Argentina	-	(88)	(88)	-	(68)	(68)
Edegel	211,264	(140,944)	70,319	239,841	(135,187)	104,655
Investment Vehicles in Peru	(3)	(183)	(186)	-	(170)	(170)
Emgesa	507,526	(246,044)	261,482	498,569	(245,061)	253,508
Investment Vehicles in Colombia	(11)	66	55	(25)	63	37
Consolidation Foreign Subsidiaries Adjustments	(904)	904	-	(755)	(4,694)	(5,448)
Endesa Chile and Chilean subsidiaries	1,365,105	(848,455)	516,650	1,276,694	(871,459)	405,235
Total Consolidation	2,435,382	(1,544,659)	890,724	2,404,490	(1,616,520)	787,971

Table 20.1
	2011
Thousand US$	Operating Revenues	Operating Costs	Operating Income
Costanera	706,876	(693,477)	13,400
Chocón	99,967	(50,869)	49,098
Investment Vehicles in Argentina	-	(141)	(141)
Edegel	495,981	(279,560)	216,421
Investment Vehicles in Peru	-	(351)	(351)
Emgesa	1,031,017	(506,774)	524,243
Investment Vehicles in Colombia	(52)	129	77
Consolidation Foreign Subsidiaries Adjustments	(1,561)	(9,706)	(11,267)
Endesa Chile and Chilean subsidiaries	2,640,144	(1,802,137)	838,007
Total Consolidation	4,972,373	(3,342,887)	1,629,486

Consolidation adjustments of foreign subsidiaries correspond to consolidation adjustments between foreign and Chilean companies. Generation business in Chile includes Endesa Chile, Pangue, Pehuenche, San Isidro, Celta, Endesa Eco, 50% of GasAtacama, 50% of Transquillota and 51% of HidroAysén.

MAIN PHYSICAL FIGURES OF CHILEAN COMPANIES

Table 21
2011	Endesa and Non-Registered Subsidiaries*	Pehuenche	Endesa SIC Consolidated	Endesa SING Consolidated	Total Chile Consolidated
(GWh)
Total generation	15,804.5	2,983.2	18,787.8	1,933.8	20,721.6
Hydro generation	8,932.5	2,983.2	11,915.7	-	11,915.7
Thermo generation	6,740.2	-	6,740.2	1,933.8	8,674.0
Wind generation	131.9	-	131.9	-	131.9
Purchases	7,237.8	221.2	935.1	841.8	1,776.9
Purchases to related companies	6,523.9	-	6,523.9	-	6,523.9
Purchases to other generators	84.0	-	84.0	-	84.0
Purchases at spot	629.9	221.2	851.0	841.8	1,692.8
Transmission losses, pump and other consumption	382.5	8.6	391.1	38.2	429.4
Total electricity sales	22,659.8	3,195.7	19,332.1	2,737.4	22,069.5
Sales at regulated prices	12,700.2	-	12,700.2	780.6	13,480.8
Sales at unregulated prices	4,621.0	259.7	4,880.7	1,891.0	6,771.6
Sales at spot marginal cost	819.9	931.4	1,751.3	65.8	1,817.1
Sales to related companies generators	4,518.7	2,004.7	6,523.4	-	6,523.4
TOTAL SALES OF THE SYSTEM	43,805.4	43,805.4	43,805.4	14,272.3	58,077.8
Market Share on total sales (%)	41.4%	2.7%	44.1%	19.2%	38.0%

2010	Endesa and Non-Registered Subsidiaries*	Pehuenche	Endesa SIC Consolidated	Endesa SING Consolidated	Total Chile Consolidated
(GWh)
Total generation	15,503.5	2,970.3	18,473.8	2,439.8	20,913.7
Hydro generation	9,654.8	2,970.3	12,625.1	-	12,625.1
Thermo generation	5,705.8	-	5,705.8	2,439.8	8,145.6
Wind generation	142.9	-	142.9	-	142.9
Purchases	6,908.8	9.6	888.6	455.3	1,343.8
Purchases to related companies	6,029.9	-	6,029.9	-	6,029.9
Purchases to other generators	92.0	9.6	101.6	-	101.6
Purchases at spot	786.9	-	786.9	455.3	1,242.2
Transmission losses, pump and other consumption	362.5	11.0	373.5	35.9	409.4
Total electricity sales	22,049.9	2,968.9	18,988.0	2,859.2	21,847.1
Sales at regulated prices	13,094.3	-	13,094.3	745.7	13,840.0
Sales at unregulated prices	4,215.1	254.6	4,469.8	1,986.1	6,455.9
Sales at spot marginal cost	590.5	833.4	1,423.9	127.3	1,551.2
Sales to related companies generators	4,149.9	1,880.9	6,030.8	-	6,030.8
TOTAL SALES OF THE SYSTEM	41,061.7	41,061.7	41,061.7	13,792.4	54,854.1
Market Share on total sales (%)	43.6%	2.6%	46.2%	20.7%	39.8%
(*) Subsidiaries Non Registred in the Superintendency of Securities and Insurance.

MAIN PHYSICAL FIGURES OF CONSOLIDATED COMPANIES

Table 22
2011	Costanera	Chocón	Tot. Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
(GWh)
Total generation	8,396.5	2,404.4	10,800.9	20,721.6	12,090.4	9,153.0	32,044.3	52,765.9
Hydro generation	-	2,404.4	2,404.4	11,915.7	11,620.3	4,614.6	18,639.3	30,555.0
Thermo generation	8,396.5	-	8,396.5	8,674.0	470.1	4,538.4	13,405.0	22,079.0
Wind generation	-	-	-	131.9	-	-	-	131.9
Purchases	185.2	483.3	668.4	1,776.9	3,163.4	469.2	4,301.1	6,078.0
Purchases to related companies	-	-	-	6,523.9	-	-	-	6,523.9
Purchases to other generators	-	-	-	84.0	574.5	-	574.5	658.6
Purchases at spot	185.2	483.3	668.4	1,692.8	2,588.9	469.2	3,726.6	5,419.4
Transmission losses, pump and other consumption	88.4	-	88.4	429.4	142.1	172.6	403.1	832.5
Total electricity sales	8,493.3	2,887.7	11,381.0	22,069.5	15,111.8	9,449.5	35,942.3	58,011.8
Sales at regulated prices	-	-	-	13,480.8	7,639.1	6,037.8	13,676.9	27,157.7
Sales at unregulated prices	737.4	1,407.5	2,144.9	6,771.6	2,904.6	2,593.7	7,643.2	14,414.8
Sales at spot marginal cost	7,755.9	1,480.2	9,236.1	1,817.1	4,568.1	818.0	14,622.2	16,439.3
Sales to related companies generators	-	-	-	6,523.4	-	-	-	6,523.4
TOTAL SALES OF THE SYSTEM	116,417.5	116,417.5	116,417.5	58,077.8	80,502.2	31,775.3	-	-
Market Share on total sales (%)	7.3%	2.5%	9.8%	38.0%	18.8%	29.7%

2010	Costanera	Chocón	Tot. Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
(GWh)
Total generation	7,964.9	2,975.4	10,940.3	20,913.7	11,282.9	8,466.3	30,689.5	51,603.1
Hydro generation	-	2,975.4	2,975.4	12,625.1	10,252.7	4,405.1	17,633.2	30,258.3
Thermo generation	7,964.9	-	7,964.9	8,145.6	1,030.2	4,061.2	13,056.2	21,201.8
Wind generation	-	-	-	142.9	-	-	-	142.9
Purchases	131.3	385.2	516.5	1,343.8	3,678.2	305.2	4,499.8	5,843.7
Purchases to related companies	-	-	-	6,029.9	-	-	-	6,029.9
Purchases to other generators	-	-	-	101.6	379.4	-	379.4	481.0
Purchases at spot	131.3	385.2	516.5	1,242.2	3,298.8	305.2	4,120.4	5,362.6
Transmission losses, pump and other consumption	78.5	-	78.5	409.4	143.7	173.3	395.6	805.0
Total electricity sales	8,017.7	3,360.6	11,378.3	21,847.1	14,817.3	8,598.2	34,793.8	56,640.9
Sales at regulated prices	-	-	-	13,840.0	8,335.0	5,494.8	13,829.8	27,669.9
Sales at unregulated prices	731.3	1,411.1	2,142.4	6,455.9	2,611.3	2,054.8	6,808.5	13,264.4
Sales at spot marginal cost	7,286.4	1,949.5	9,235.8	1,551.2	3,871.0	1,048.6	14,155.4	15,706.6
Sales to related companies generators	-	-	-	6,030.8	-	-	-	6,030.8
TOTAL SALES OF THE SYSTEM	110,767.2	110,767.2	110,767.2	54,854.1	82,563.4	29,553.3	-	-
Market Share on total sales (%)	7.2%	3.0%	10.3%	39.8%	17.9%	29.1%

MAIN PHYSICAL FIGURES OF NON-CONSOLIDATED BRAZILIAN COMPANIES

Table 22.1
2011	Cachoeira	Fortaleza	Tot. Brazil
(GWh)
Total generation	3,121.4	1,033.4	4,154.8
Hydro generation	3,121.4	-	3,121.4
Thermo generation	-	1,033.4	1,033.4
Wind generation	-	-	-
Purchases	873.4	1,825.5	2,698.9
Purchases to related companies	-	-	-
Purchases to other generators	8.2	641.1	649.3
Purchases at spot	865.2	1,184.3	2,049.5
Transmission losses, pump and other consumption	8.7	16.8	25.5
Total electricity sales	3,986.1	2,842.0	6,828.1
Sales at regulated prices	1,158.8	2,690.3	3,849.1
Sales at unregulated prices	2,148.6	-	2,148.6
Sales at spot marginal cost	678.7	151.7	830.4
Sales to related companies generators	-	-	-
TOTAL SALES OF THE SYSTEM	431,130.1	431,130.1	431,130.1
Market Share on total sales (%)	0.9%	0.7%	1.6%

2011	Cachoeira	Fortaleza	Tot. Brazil
(GWh)
Total generation	3,430.5	1,664.9	5,095.4
Hydro generation	3,430.5	-	3,430.5
Thermo generation	-	1,664.9	1,664.9
Wind generation	-	-	-
Purchases	449.2	1,296.9	1,746.0
Purchases to related companies	-	-	-
Purchases to other generators	4.7	669.5	674.2
Purchases at spot	444.5	627.4	1,071.8
Transmission losses, pump and other consumption	46.7	4.9	51.6
Total electricity sales	3,832.9	2,956.9	6,789.9
Sales at regulated prices	1,170.1	2,690.0	3,860.1
Sales at unregulated prices	2,270.3	-	2,270.3
Sales at spot marginal cost	392.5	266.9	659.4
Sales to related companies generators	-	-	-
TOTAL SALES OF THE SYSTEM	400,156.7	400,156.7	400,156.7
Market Share on total sales (%)	1.0%	0.7%	1.7%

Market Information

Equity Market

New York Stock Exchange (NYSE)

The chart below show the performance of Endesa Chile’s American Depositary Share (“EOC”), compared to the Dow Jones Industrials and the Dow Jones Utilities indexes for the last 12 months, as well as the daily average trading volume, both in NYSE.

ADS return for the period in US$: -21.1%

Santiago Stock Exchange (BCS) - Chile

The charts below show the performance of Endesa Chile’s Chilean stock price over the last 12 months compared to the Chilean Selective Share Price Index (IPSA), as well as the daily average aggregate trading volume in the Santiago and Chilean Electronic Stock Exchanges.

Chilean stock price return for the period in Chilean pesos: -12.6%

Madrid Stock Exchange (Latibex) - Spain

The chart below show Endesa Chile’s share price (“XEOC”) over the last twelve months compared to the local Stock Index (IBEX), as well as the average daily trading volume in the Latibex.

Return for the period: -20.3%

Note: Since May 2011 onwards, the Madrid Stock Exchange modified the terms of transactions’ relations for companies listed in Latibex, changing the former contract per unit of Endesa Chile using a 30:1 ratio, to a 1:1 ratio. Therefore, each share traded in that exchange became equivalent to one common share traded in its domestic market. The charts above consider price evolution and sales volume according to the new standard.

Debt Market

Yankee Bonds Price Evolution

The following chart shows the pricing of three of our Yankee Bonds over the last twelve months compared to the iShares iBoxx Investment Grade Corporate Bond Fund Index:

(*) IShares Iboxx Investment Grade Corporate Bonds Fund Index is an exchange traded fund incorporated in the United States. The Index measures the performance of certain investment grade corporate bonds.

Ownership of the Company

Total Shareholders: 18,053

Conference Call Invitation

Endesa Chile is pleased to invite you to participate in a Conference Call with the management to review the results for the period, on Tuesday, January 31, 2012, 14:00 PM Eastern Time (16:00 PM Chilean Time). There will be a question and answer session following management's comments. Representing Endesa Chile will be Mr. Eduardo Escaffi, Chief Financial Officer, and the Investor Relations Team.

To participate, please dial +1 (617) 213 4848 or +1 (888) 679 8035 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 92655129.

To access the phone replay, please dial +1 (617) 801 6888 or +1 (888) 286 8010 (toll free USA), Passcode ID: 31096217.

For this Conference Call you can access previously to the pre-registration site at:

https://www.theconferencingservice.com/prereg/key.process?key=PUWEA3G6V and make your registration quicker. If not, please connect approximately 15 minutes prior to the scheduled start time. You can also access to the conference call replay through our Investor Relations website at http://www.endesa.cl.

Contact Information

For further information, please contact us:

Susana Rey

Investor Relations Director

susana.rey@endesa.cl

(56-2) 630 96 06

Catalina González Head of Investor Relations cbgs@endesa.cl (56-2) 630 9603	Juan Pablo Vicuña Investor Relations Associate jpvp@endesa.cl (56-2) 630 9585	Guillermo Berguecio Investor Relations Associate gabb@endesa.cl (56-2) 630 9506

Disclaimer

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: January 31, 2012